Kunzman & Bollinger, Inc.

ATTORNEYS-AT-LAW

5100 N. BROOKLINE, SUITE 600

OKLAHOMA CITY, OKLAHOMA 73112

Telephone (405) 942-3501

Fax (405) 942-3527

April 5, 2013

ELECTRONIC FILING

Ms. Alexandra M. Ledbetter

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

RE:	MDS Energy Public 2013 Program (the “Program”) File No 333-181993

 Dear Ms. Ledbetter:

This letter is in response to the comments made in your letter dated February 23, 2013 regarding the above-referenced application for registration of securities. For your convenience, we first restate your comments in italics and then provide our responses. The responses in this letter are based on representations made by the Program and its Managing General Partner, MDS Energy Development, LLC, to Kunzman & Bollinger, Inc. for the purpose of preparing this letter. Unless otherwise noted, page numbers in our responses are references to the “Marked Copy” of Pre-Effective Amendment No. 2 to the Registration Statement.

General

1.	We note your disclosure that each partnership is structured to provide investors with cumulative cash distributions, including all distributions from operations to investors before the first 12-month subordination period begins, equal to at least 10% of capital in each of the first five consecutive 12-month subordination periods and 7.5% of capital in each of the next three consecutive 12-month subordination periods. Please provide us on a supplemental basis with support substantiating the managing general partner’s apparent belief that the partnership will generate sufficient revenue to achieve this targeted return of capital.

The requested information will be provided supplementally.

Proposed Activities, page 68

Acquisition of Leases, page 71

2.	We note your disclosure that the managing general partner will have the right, in its sole discretion, to select the prospects which each partnership will drill. Please disclose in greater detail the managing general partner’s selection criteria. For instance, we note the information in Appendix A regarding gas quantity, days in production and average daily production.

Kunzman & Bollinger, Inc.

Division of Corporation Finance

April 5, 2013

The discussion on page __ of Amendment No. 2 regarding the managing general partner’s criteria for selecting leases to be drilled by the partnership has been revised to include a detailed cross-reference to the production information in Appendix A, specifically including gas quantity, days in production and average daily production.

3.	Regarding the leases to be acquired by each partnership, please disclose how the acquisition cost will be determined, given the varying reserves and production information reflected in Appendix A.

The production data in Appendix A is part of the information evaluated by the managing general partner in selecting undeveloped lease acreage to be drilled by the partnership. In determining the acquisition cost of the leases to be acquired, the managing general partner will comply with the definition of “Cost” set forth in Section 2.01.10 on page 2 of the partnership agreement, which defines “Cost” as follows:

“‘Cost,’ when used with respect to the sale or transfer of property to the Partnership, means:

(i)	the sum of the prices paid by the seller or transferor to an unaffiliated person for the property, including bonuses;
(ii)	title insurance or examination costs, brokers’ commissions, filing fees, recording costs, transfer taxes, if any, and like charges in connection with the acquisition of the property;
(iii)	a pro rata portion of the seller’s or transferor’s actual necessary and reasonable expenses for seismic and geophysical services; and
(iv)	rentals and ad valorem taxes paid by the seller or transferor for the property to the date of its transfer to the buyer, interest and points actually incurred on funds used to acquire or maintain the property, and the portion of the seller’s or transferor’s reasonable, necessary and actual expenses for geological, geophysical, engineering, drafting, accounting, legal and other like services allocated to the property cost in conformity with generally accepted accounting principles and industry standards, except for expenses in connection with the past drilling of wells which are not producers of sufficient quantities of oil or gas to make commercially reasonable their continued operations, and provided that the expenses enumerated in this subsection (iv) shall have been incurred not more than 36 months before the sale or transfer to the Partnership.

Kunzman & Bollinger, Inc.

Division of Corporation Finance

April 5, 2013

‘Cost,’ when used with respect to services, means the reasonable, necessary and actual expense incurred by the seller on behalf of the Partnership in providing the services, determined in accordance with generally accepted accounting principles.

As used elsewhere, ‘Cost’ means the price paid by the seller in an arm’s-length transaction.”

The definition of “Cost” set forth above is based on the definition of “Cost” set forth in the guidelines for Registration of Oil and Gas Programs adopted by the North American Securities Administrators Association, Inc. (“NASAA”) as of May 7, 2007.

4.	We note your disclosure that Appendix A contains information concerning the vertical wells in the Marcellus Shale primary area currently proposed by the managing general partner to be drilled by MDS Energy Public 2013-A LP. Please disclose whether MDS Energy Public 2013-A LP would be able to drill all of the prospects identified in Appendix A if you raised the maximum aggregate amount of $300,000,000 by the final closing of MDS Energy Public 2013-A LP. In other words, clarify whether there are enough prospects identified in Appendix A to satisfy the maximum aggregate offering amount.

The disclosure on page 2 of Appendix A has been revised to clarify that the number of prospects identified in Appendix A will satisfy only a portion of the maximum offering amount of $300 million as well as only a portion of the targeted maximum offering amount of $100 million for MDS Energy Public 2013-A LP.

Participation in Costs and Revenues, page 82

Example of Net Revenue Sharing During a Subordination Period, page 86

5.	Please add a footnote to your table clarifying how you derived the 13.8% figure.

The table and its footnotes have been revised on page __ of Amendment No. 2 to clarify how the 13.8% figure is derived.

Federal Income Tax Consequences, page 100

Kunzman & Bollinger, Inc.

Division of Corporation Finance

April 5, 2013

6.	We note your response to comment 9 from our letter to you dated July 6, 2012. Although the beginning of the Federal Income Tax Consequences discussion indicates your intention to provide a summary of the tax opinion letter filed as Exhibit 8.1, you state at page 101 that “Special counsel’s tax opinions with respect to an investment in a partnership by a typical investor…are set forth below.” Also, the new disclosure at page 104 says that counsel’s opinions are limited to the discussion above and that “The Following is a General Discussion of Federal Income Tax Consequences,” etc. Insofar as opinions supporting tax matters and consequences to securityholders must be rendered by counsel or an accountant, revise the prospectus disclosure to clarify who prepared these disclosures and rendered the opinions in each case. Clarify whether the prospectus disclosure is intended only as a summary of the opinions which are contained in the document filed as Exhibit 8.1. In other words, if counsel wishes to render its opinion in long form, please revise to make clear that the prospectus discussion constitutes only a summary of the full tax opinion included in the exhibit. For guidance, see Staff Legal Bulletin No. 19 (CF) (October 14, 2011) [“SLB 19”], Section III.A.1 and Section III.B.

The “Federal Income Tax Consequences” section of the prospectus and Exhibit 8.1 to the Registration Statement have been revised to clarify that counsel has rendered a short form opinion in Exhibit 8.1 and counsel’s opinions are set forth in the “Federal Income Tax Consequences” section of the prospectus.

7.	Refer to the following statement at page 104, which also appears in the opinion filed as Exhibit 8.1: “The discussion in the Prospectus under the caption ‘FEDERAL INCOME TAX CONSEQUENCES,’ insofar as it contains statements of federal income tax law, is correct in all material respects.” Please revise the prospectus and obtain a revised opinion from counsel to eliminate any suggestion that counsel is opining only on the manner in which the tax consequences are described in the filing, and instead make clear that counsel is opining on the offering’s tax consequences. See SLB 19 at Section III.C.2.

The following statement has been deleted from “FEDERAL INCOME TAX CONSEQUENCES” on page __ of Amendment No. 2 and from the tax opinion filed as Exhibit 8.1 in Amendment No. 2:

“The discussion in the Prospectus under the caption ‘FEDERAL INCOME TAX CONSEQUENCES,’ insofar as it contains statements of federal income tax law, is correct in all material respects.”

8.	At page 101, you indicate that the tax opinion letter filed as Exhibit 8.1 includes “additional material representations.” However, SLB 19 at Section III.C.3 indicates that “Item 601(b)(8) of Regulation S-K permits the tax opinion to be conditioned or qualified, provided the conditions or qualifications are adequately described in the registration statement.” Please revise to describe in the prospectus all material conditions or qualifications to the opinions.

Please see the response to comment 6, above.

Financial Statements

MDS Energy Public 2013-A LP

Kunzman & Bollinger, Inc.

Division of Corporation Finance

April 5, 2013

Report of Independent Registered Public Accounting Firm, page 1

9.	Please obtain and file an audit report that complies with PCAOB Standard No. 1 and AU Section 508.08.

The Report of Independent Registered Public Accounting Firm for MDS Public 2013-A LP has been revised to comply with PCAOB Standard No. 1 and AU Section 508.08.

Note 2 – Summary of Significant Accounting Policies, page 3

10.	We note you intend to defer costs of organizing the Partnership and offering the units and will amortize such costs over the estimated offering period. SAB Topic 5:A requires offering costs to be deferred and charged against the gross proceeds upon the completion of the offering. In addition, costs incurred in conjunction with the organization of a newly formed entity should generally be expensed as incurred, unless the costs meet the criteria for capitalization as fixed assets. Please revise your accounting policy to adhere to this guidance.

The Partnerships accounting policy for organizational and offering costs has been updated as follows:

“Organizational and Offering Costs - The managing general partner has agreed to pay all organizational and offering expenses, excluding sales commissions.   The organizational and offering costs paid by the managing general partner will be recorded as a reduction of capital contributions equal to the costs incurred through the completion of the Partnership offering, not to exceed 8% of the Partnership’s subscription proceeds.”

11.	We note you intend to account for your oil and gas producing activities under the successful efforts method. Within your accounting policy disclosure you state that costs to drill and equip wells will be capitalized. Please clarify within your disclosure how you will account for costs of drilling and equipping exploratory wells versus development wells under the successful efforts method. Refer to FASB ASC 932-360-25-8 through 25-14 for further guidance.

The Partnerships accounting policy for oil and gas producing activities has been updated as follows:

“The Partnership will use the successful efforts method of accounting for oil and gas producing activities.  Costs to acquire mineral interests in oil and gas properties and to drill and equip wells will be capitalized.  Depreciation and depletion will be computed on a field-by-field basis by the unit-of-production method based on periodic estimates of oil and gas reserves.  Undeveloped leaseholds and proved properties will be assessed periodically or whenever events or circumstances indicate that the carrying amount of these assets may not be recoverable.  Proved properties will be assessed based on estimates of future cash flows.  Costs to drill exploratory wells that do not find proved reserves, geological and geophysical costs, and costs of carrying and retaining unproved properties are expensed.”

Kunzman & Bollinger, Inc.

Division of Corporation Finance

April 5, 2013

Note 4 – Partners’ Equity, page 6

12.	Please note that receivables from the sale of stock should generally be accounted for as a reduction in stockholders’ equity to comply with FASB ASC 505-10-45-2. Please revise your balance sheet and equity presentation accordingly.

The balance sheet of MDS Energy Public 2013-A LP has been revised to reflect the partners’ subscription receivable, as a reduction of partners’ equity.

MDS Energy Development, LLC and Subsidiaries

General

13.	Please present the audited balance sheet of the managing general partner as of December 31, 2012 to comply with Rule 8-07 of Regulation S-X.

The managing general partners’ audited balance sheet as of December 31, 2012 is included to comply with Rule 8-07 of Regulation S-X.

Note 2 – Summary of Significant Accounting Policies, page 4

Other Assets, page 5

14.	Please clarify the nature of the costs capitalized and identified as “Investment towards partnership interest” on the managing general partner balance sheet.

The Partnerships accounting policy Investment towards partnership interest is included as other assets on the December 31, 2012 balance sheet audit and has been updated as follows:

“Other Assets - Other assets include investment towards partnership interests.  Partnership interests are capitalized expenses incurred in the development of future well programs.  As the Managing General Partner organizational and offering costs paid will be recorded as a reduction of capital contributions equal to the costs incurred by the Managing General Partner through the completion of the partnership offering, not to exceed 8% of the Partnership’s subscription proceeds.  Expenses exceeding 8% are expenses as incurred.”

Kunzman & Bollinger, Inc.

Division of Corporation Finance

April 5, 2013

Please contact the undersigned or Wallace W. Kunzman, Jr. if you have any questions or comments concerning this response.

Very truly yours,

KUNZMAN & BOLLINGER, INC.

/s/ GERALD A. BOLLINGER

Gerald A. Bollinger

cc:	Mr. Michael D. Snyder
Mr. Jason C. Knapp